Exhibit 99.1
FOR IMMEDIATE RELEASE
CRAFT BREWERS ALLIANCE
REPORTS SECOND QUARTER 2010 RESULTS
Award-Winning Craft Brewer Increases Operating Income by 14 Percent;
Sees Gross Margin Improvement of Three Percentage Points
Portland, Ore. (August 13, 2010) — Craft Brewers Alliance, Inc. (CBA) (Nasdaq: HOOK), an independent craft brewing company, reported net sales for the second quarter of 2010 of $37.2 million, reflecting growth of four percent as compared to the second quarter of 2009. Operating income grew 14 percent to $2.9 million as compared to $2.5 million in the second quarter of 2009.
Significant financial highlights for the second quarter of 2010 and recent developments include:
•	Operating profit increased by 14 percent

•	Gross margin improved by three percentage points

•	Total shipments increased by five percent to 170,900 barrels

•	Year-to-date cash flow from operations grew 146 percent, driving a 22 percent reduction in total debt

•	Favorable modification to CBA’s primary loan agreement was executed.

•	Company announces merger with Kona Brewing Co., Inc.
CBA generated net income of $1.7 million, or $0.10 basic and diluted per share in the second quarter of 2010, equaling last year’s record net income and earnings per share performance. The 2009 results were bolstered by the positive impact of reversal of a tax valuation allowance. Excluding the valuation allowance reversals on deferred tax assets, the adjusted earnings per share would have been $0.08 for the second quarter of 2009 compared with $0.10 for same quarter of 2010.
“We are delighted that we continued to generate strong sales, earnings and cash flow improvements over last year. We remain committed to our strategy of targeting our most profitable markets with exceptional brands and in-market execution,” said Terry Michaelson, CBA’s CEO. “We believe that our portfolio of brands uniquely positions us in the craft beer segment. We will continue to increase our sales and marketing investment toward further enhancing our brands, which we believe will drive profitable market share growth.”
Operating Results
CBA’s operating profit for the second quarter of 2010 was $2.9 million, a $355,000 increase, or 14 percent, from $2.5 million for the second quarter a year ago. The increase in operating profit was due primarily to improved margin of three percentage points and a reduction of merger-related

Craft Brewers Alliance Reports Second Quarter 2010 Results	Page 2 of 3
expenses, partially offset by an increase in selling, general and administrative expense for the 2010 period.
Total shipments for the quarter were 170,900 barrels, a five percent increase over last year, reflecting strength in the Kona brand and growth in the company’s contract brewing business. Depletion growth for the second quarter was one percent.
Cost of sales at $26.8 million for the second quarter was flat with last year despite the increase in total product shipments, resulting in 17 percent improvement in gross margin. CBA experienced cost decreases in its core production inputs, raw materials and packaging materials, cooperage costs and depreciation. The average revenue per barrel increased by two percent for shipments of beer through the A-B distribution network from the second quarter of 2009 to the second quarter of this year.
Selling, general and administration expense for the second quarter of 2010 increased 21 percent to $7.6 million from $6.3 million for the second quarter of 2009. The increase was primarily due to a significant increase in sales and marketing costs, principally promotions, festivals, sampling and sponsorship activity, point of sale and related trade merchandise.
“With our continued solid financial performance, we have been able to create a business platform that not only provides for our current operating and capital requirements, but allows us to make longer-term investments in brand development, sales and marketing expenditures,” said Mark Moreland, CBA’s CFO. “These investments will strengthen our brands to drive revenue, income and cash flow growth over the long term.”
Cash Flow and Liquidity
Year-to-date cash provided by operating activities improved 146 percent to $6.8 million from $2.8 million for the six months ended 2009. CBA utilized the cash provided by operations for the six months ended June 30, 2010, primarily to pay down its borrowing under its line of credit and to fund its capital expenditures for the period. CBA’s debt as a percentage of total capitalization (total debt and common stockholders’ equity) was 20 percent and 25 percent at June 30, 2010 and December 31, 2009, respectively.
At June 30, 2010, CBA had $1.3 million outstanding under its line of credit with $13.7 million of availability for further cash borrowing or issuance of letters of credit. As of June 30, 2010, available liquidity was $14.5 million, comprised of accessible cash and cash equivalents and further borrowing capacity.
Modification to Loan Agreement
CBA and its lender executed a modification to its loan agreement effective June 1, 2010 as a result of the improvement in CBA’s financial position. The significant provisions of the amendment were to reduce the marginal rates for borrowings under the loan agreement, reduce the quarterly fees on the unused portion of the line of credit, and eliminate certain of the requirements associated with its financial covenants and monthly reporting packages.
Merger with Kona Brewing Co., Inc.

Craft Brewers Alliance Reports Second Quarter 2010 Results	Page 3 of 3
On August 3, 2010, CBA announced that it entered into a merger agreement that will strengthen a nine-year partnership with Kona Brewing Co. (Kona). As a result of the merger agreement, Kona will become a wholly owned subsidiary of CBA and have the opportunity to expand its brand and distribution while maintaining its craft brewery operations in Hawaii.
Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-Q for the quarter ended June 30, 2010. Copies of these documents may be found on the Company’s website, www.craftbrewers.com, or obtained by contacting the Company or the SEC.
About Craft Brewers Alliance
Craft Brewers Alliance operates the Widmer Brothers brewery in Portland, Ore., and Redhook breweries in Woodinville, Wash., and Portsmouth, N.H. The company distributes its award-winning brews and those of Kona and Goose Island throughout the U.S. via a network of wholesale distributors. Redhook, at the forefront of the domestic craft brewing segment since its formation in 1981, is widely recognized for brewing excellence at domestic and international brewing competitions. Widmer Brothers, founded by brothers Kurt and Rob Widmer in 1984, was among the first to introduce U.S. consumers to the American wheat beer style largely through the popularity of its award-winning flagship beer, Widmer Hefeweizen, an unfiltered wheat beer typically served with a lemon. For more information, visit www.craftbrewers.com.

Media Contact:	Investor Contact:
Ted Lane	Patrick Green
LANE PR	(503) 331-7275
(503) 546-7891 Ted@lanepr.com	Patrick.green@craftbrewers.com
###

Craft Brewers Alliance, Inc.
Condensed Statements of Operations
(in thousands, except per share amounts)
(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009

Sales	$39,645	$37,959	$68,967	$67,680
Less excise taxes	2,406	2,323	4,276	4,306

Net sales	37,239	35,636	64,691	63,374
Cost of sales	26,841	26,766	47,446	49,247

Gross profit	10,398	8,870	17,245	14,127
	27.9%	24.9%	26.7%	22.3%
Selling, general and administrative expenses	7,545	6,259	13,750	12,026
Merger-related expenses	—	113	—	225

Operating income	2,853	2,498	3,495	1,876
Interest expense	(409)	(571)	(808)	(1,137)
Income from equity investments, interest and other, net	413	178	551	298

Income before income taxes	2,857	2,105	3,238	1,037
Income tax provision	1,123	366	1,295	373

Net income	$1,734	$1,739	$1,943	$664

Earnings per share:
Basic and diluted earnings per share	$0.10	$0.10	$0.11	$0.04

Weighted average shares outstanding:
Basic	17,084	16,967	17,079	16,957
Diluted	17,131	16,991	17,113	16,962
Craft Brewers Alliance, Inc.
Condensed Balance Sheets
(in thousands)
(Unaudited)

	June 30,
	2010	2009

Current assets:
Cash and cash equivalents	$11	$247
Accounts receivable, net	15,544	12,996
Inventories	9,242	10,769
Deferred income tax asset, net	991	909
Other current assets	2,208	5,107

Total current assets	27,996	30,028
Property, equipment and leasehold improvements, net	95,221	100,161
Intangible and other non-current assets, net	18,907	18,535

Total assets	$142,124	$148,724

Current liabilities:
Accounts payable	$18,676	$16,574
Accrued salaries, wages, severance and payroll taxes	3,321	3,305
Refundable deposits	5,854	6,610
Other accrued expenses	1,948	1,460
Current portion of long-term debt and capital lease obligations	1,526	1,438

Total current liabilities	31,325	29,387

Long-term debt and capital lease obligations, net	18,774	30,570
Other long-term liabilities	9,461	8,532
Total common stockholders’ equity	82,564	80,235

Total liabilities and common stockholders’ equity	$142,124	$148,724

Craft Brewers Alliance, Inc.
Condensed Statements of Cash Flows
(in thousands)
(Unaudited)

	Six Months
	Ended June 30,
	2010	2009

Cash Flows From Operating Activities:
Net income	$1,943	$664
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,589	3,700
Income from equity investments	(424)	(128)
Deferred income taxes	1,109	362
Other, including provision for inventory obsolescence	331	132
Changes in operating assets and liabilities:
Accounts receivable	(4,397)	(532)
Inventories	(257)	(1,385)
Income tax receivable and other current assets	1,713	(274)
Other assets	39	40
Accounts payable and other accrued expenses	4,816	641
Accrued salaries, wages, severance and payroll taxes	(1,111)	(92)
Refundable deposits	(538)	(355)

Net cash provided by operating activities	6,813	2,773

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(1,090)	(1,431)
Proceeds from sale of property, equipment and leasehold improvements and other	85	28

Net cash used in investing activities	(1,005)	(1,403)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(731)	(687)
Net repayments under revolving line of credit	(5,100)	(500)
Issuance of common stock	23	53

Net cash used in financing activities	(5,808)	(1,134)

Increase in cash and cash equivalents	—	236
Cash and cash equivalents, beginning of period	11	11

Cash and cash equivalents, end of period	$11	$247